UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 6, 2012

Philippine Long Distance Telephone Company

(Translation of registrant’s name into English)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Philippine Long Distance Telephone Company

/s/ MA. LOURDES C. RAUSA-CHAN
Name:	Ma. Lourdes C. Rausa-Chan
Title:	SVP and Corporate Secretary

Date: March 6, 2012

EXHIBIT INDEX

Exhibit No	Description

99.1	Fourth Quarter 2011 Financial Results